UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains a press release issued by Deutsche Bank AG on May 20, 2015. This Report on Form 6-K is hereby incorporated by reference into Registration Statement No. 333-184193 of Deutsche Bank AG.

Frankfurt, May 20, 2015

Deutsche Bank announces changes to its Management Board to achieve Strategy 2020

The Supervisory Board of Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) decided at its meeting today to realign responsibilities on the Management Board in order to enable the effective delivery of Strategy 2020, the bank’s new strategy announced on April 27.

Anshu Jain, Co-Chief Executive Officer, will assume responsibility on the Management Board for Strategy & Organizational Development, the unit which will manage delivery of transforming the bank’s operating model to decisively boost efficiency, and which had reported to Stefan Krause, Chief Financial Officer.

Mr. Krause will assume responsibility on the Management Board for Global Transaction Banking (GTB) from Mr. Jain and for the Non-Core Operations Unit (NCOU) from Jürgen Fitschen, Co-Chief Executive Officer. It is also intended for Mr. Krause to join the Supervisory Board of Postbank and become its Chairman pending governance approval. As previously announced, Mr. Krause will transition his CFO role to Marcus Schenck after the Annual General Meeting on May 21.

Henry Ritchotte, Chief Operating Officer, will in addition become Chief Digital Officer in order to deploy digital banking technology across all businesses.

Rainer Neske, Head of Private & Business Clients (PBC), will leave Deutsche Bank on June 30 as mutually agreed between the Supervisory Board and himself.

Christian Sewing, responsible for Legal, will succeed Mr. Neske as Head of PBC.

In addition, Deutsche Bank announced today the following non-Management Board changes:

•	Nadine Faruque, Global Head of Compliance, will become a General Manager (“Generalbevollmächtigte”) of the Bank and will thus further support Christian Sewing in special, compliance-related legal issues.

•	Fabrizio Campelli, Head of Group Strategy (AfK), will assume additional responsibility for Strategy & Organizational Development, reporting to Mr. Jain. Mr. Campelli will also become Deputy Chief Operating Officer, reporting to Mr. Ritchotte in that capacity.

•	Werner Steinmüller, Head of GTB, and Pius Sprenger, Head of the NCOU, will report to Mr. Krause.

•	Mark Cullen, Global Head of Group Audit, will administratively report to Mr. Fitschen and Mr. Jain.

•	Alan Cloete, Co-Chief Executive Officer of Asia Pacific, and Colin Grassie, Chief Executive Officer of the United Kingdom, will leave Deutsche Bank in the near future. They will work to transition their duties until successors are appointed in due course. Gunit Chadha remains Co-Chief Executive Officer of Asia Pacific.

•	Christian Ricken, COO of PBC, will relinquish his membership of the Group Executive Committee.

Dr. Paul Achleitner, Chairman of the Supervisory Board of Deutsche Bank, said: “I would like to thank Rainer Neske for his 25 years of service to Deutsche Bank. He has been instrumental in achieving our position as a leading retail bank in Germany and beyond. Given the new strategic direction of our Private & Business Clients business, we agreed that new leadership would be needed.”

He continued: “Christian Sewing began his career at Deutsche Bank 26 years ago as a banking trainee in the retail business and was a member of the Private & Business Clients Global Executive Committee for three years until 2013. His broad experience and character make him the right choice to lead this important core business of the bank into a new period of growth.”

Jürgen Fitschen and Anshu Jain, Co-Chief Executive Officers of Deutsche Bank, said: “Each of today’s appointments aligns an individual manager to the six key decisions that we announced as part of Strategy 2020, including transforming our operating model, investing to accelerate growth in Global Transaction Banking, deploying digital banking technology, and reshaping our retail business. We are confident that these management changes will allow us to deliver on implementing Strategy 2020.”

They concluded: “We thank Rainer Neske, our Management Board colleague, for his many valuable contributions and wish him well. We also thank Alan Cloete and Colin Grassie and wish them well in the next stages of their careers.”

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our 2014 Annual Report on Form 20-F, which was filed with the SEC on March 20, 2015, on pages 11 through 34 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: May 21, 2015

	By:	/s/ Peter Burrill
	Name:	Peter Burrill
	Title:	Managing Director

	By:	/s/ Mathias Otto
	Name:	Mathias Otto
	Title:	Managing Director and Senior Counsel

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